UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KIMBER RESOURCES INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

49435N101

(CUSIP Number)

Jose Luis Ramos

Invecture Group, S.A. de C.V.

Montes Urales 750 piso 3A

Lomas de Chapultepec

CP 11010 Mexico D.F.

Mexico

+ (52) 55-5520-0173

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435N101	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON INVECTURE GROUP, S.A. DE C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION MEXICO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,000,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, no par value (the “Common Shares”), of Kimber Resources Inc., (“Kimber”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of Kimber are located at 220-800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Invecture Group, S.A. de C.V., (“Invecture”), a corporation existing under the laws of Mexico. The address of Invecture’s principal office is Montes Urales 750 piso 3A, Lomas de Chapultepec, CP 11010 Mexico D.F., Mexico.

Invecture is the holding company of Frontera Copper Corporation (“FCC”) and owns 100% of FCC. FCC’s main asset is the Piedras Verdes Copper Mine, located in the State of Sonora in North Western Mexico, of which FCC holds a 72% interest.

The directors and executive officers of Invecture, and each of their citizenship, principal business address and principal occupation or employment, are listed on Schedule A attached hereto.

During the past five years, Invecture has not been, and, to the best of its knowledge, no other person identified in response to this Item 2 has been, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total consideration paid in connection with the Private Placement described in Item 4 below was approximately Cdn$2 million plus expenses. Invecture financed the Private Placement with cash on hand.

Item 4.	Purpose of Transaction.

On September 25, 2013, Invecture and Kimber entered into a support agreement (the “Support Agreement”) pursuant to which Invecture agreed to subscribe for 20,000,000 Common Shares at a price of Cdn$0.10 per share (the “Private Placement”) and to commence a tender offer (the “Offer”) to acquire all the outstanding Common Shares (other than Common Shares purchased in the Private Placement) at a price of Cdn$0.15 per share in cash, subject to the satisfaction or waiver of the conditions set forth in the Offer. In addition, each director and officer of Kimber has entered into a lock-up agreement with Invecture pursuant to which they have agreed to support the Offer, subject to the conditions set forth therein (the “Lock-up Agreements”). On October 2, 2013, Invecture completed the Private Placement.

The purpose of the Offer is to enable Invecture to acquire control of, and ultimately all of the equity interests in, Kimber. If Invecture takes up and pays for the Common Shares validly deposited under the Offer, Invecture intends, at Invecture’s election, to complete a Compulsory Acquisition (as defined under the Business Corporations Act of British Columbia) or to pursue other means of acquiring the remaining Common Shares not tendered to the Offer, including by way of an amalgamation, statutory arrangement, amendment to Kimber’s articles, consolidation, capital reorganization or other transaction (each, a “Subsequent Acquisition Transaction”), if available, to acquire all the outstanding Common Shares not deposited under the Offer. If such Compulsory Acquisition or Subsequent Acquisition Transaction is not available or the Offeror for any reason chooses not to avail itself of a Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to pursue other means of acquiring the remaining Common Shares not deposited under the Offer.

The Offer is subject to customary conditions, including: (i) there being validly tendered and not withdrawn prior to the expiration of the Offer not less than 662/3 % of the then issued and outstanding Common Shares (other than Common Shares acquired by Invecture in the Private Placement); (ii) the receipt of required regulatory approvals; (iii) the absence of any law, order or injunction prohibiting the Offer and (iv) the absence of a Material Adverse Change (as defined in the Support Agreement) in respect of Kimber and its subsidiaries taken as a whole. Subject to the terms of the Support Agreement and applicable law, Invecture reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited in the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by Kimber or Invecture prior to the expiration of the Offer.

Following the time at which Invecture takes up for purchase at least a majority of the then outstanding Common Shares on a fully-diluted basis, Invecture shall be entitled to designate such number of members of the Kimber board of directors (the “Kimber Board”), and any committees thereof, as is proportionate to the percentage of the outstanding Common Shares beneficially owned at such time by Invecture or an affiliate or subsidiary of Invecture, in all cases subject to (i) applicable law, (ii) providing a release in favour of each resigning member of the Kimber Board who is being replaced by an Invecture designee, and (iii) confirmation that insurance coverage is maintained or provided as contemplated in the Support Agreement.

Invecture also intends, subject to applicable laws, to cause the Common Shares to be delisted from the Toronto Stock Exchange and to cause Kimber to cease to be a reporting issuer in Canada.

Except as described herein (including any information incorporated by reference herein), Invecture does not have any plans or proposals which relate to, or would result in, any one or more of the matters described in Item 4 of Schedule 13D.

The Support Agreement is attached as Exhibit 1 to this Schedule 13D, and the form of Lock-up Agreement is attached hereto as Exhibit  2. References to, and descriptions of, the Support Agreement and Lock-up Agreements above in this Schedule 13D are qualified in their entirety by reference to the copies of the Support Agreement and form of Lock-up Agreement included as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and which are incorporated herein in their entirety by reference.

Item 5.	Interest in Securities of the Issuer.

The beneficial ownership percentages described in this Schedule 13D are based on 104,697,876 Common Shares outstanding as of October 10, 2013.

(a)	Based on the most recent information available, the aggregate number and percentage of the Common Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by Invecture is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D, and such information is incorporated herein by reference.

(b)	The numbers of Shares as to which Invecture has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D, and such information is incorporated herein by reference.

(c)	Neither Invecture, nor, to the best knowledge of Invecture, any person listed in Schedule A beneficially owns, or has acquired or disposed of, any Common Shares during the last 60 days.

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Shares held by Invecture other than Invecture.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Support Agreement between Kimber Resources Inc. and Invecture Group, S.A. de C.V., dated September 25, 2013 (incorporated by reference to Exhibit 99.1 to Kimber’s Form 6-K (File No. 001-32712) furnished to the SEC on October 8, 2013.
Exhibit 2:	Form of Lock-up Agreement between each of the directors and officers of Kimber Resources Inc. and Invecture Group, S.A. de C.V. (included as Schedule D to Exhibit 1).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2013

INVECTURE GROUP, S.A. DE C.V.

By:	/s/ John Detmold
Name: John Detmold Title: Managing Director and President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

INVECTURE GROUP, S.A. DE C.V.

Name	Title	Citizenship	Principal Occupation	Principal Business Address

Arturo Rosas Barrientos	Sole Director	México	Director of Invecture Group	Montes Urales 750 piso 3A Lomas de Chapultepec CP 11010 Mexico D.F. Mexico

John Detmold	Managing Director and President	México	Managing Director and President of Invecture Group	Montes Urales 750 piso 3A Lomas de Chapultepec, CP 11010 Mexico D.F. Mexico

Adriana Sandoval	Vice President	México	Vice President of Invecture Group	Montes Urales 750 piso 3A Lomas de Chapultepec CP 11010 Mexico D.F. Mexico

José Luis Ramos	Vice President & Chief Financial Officer	México	Vice President of Invecture Group	Montes Urales 750 piso 3A Lomas de Chapultepec CP 11010 Mexico D.F. Mexico